August 31, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

H. Christopher Ownings
Assistant Director

Dear Sirs:

Re: General Metals Corporation Preliminary Proxy Statement on Schedule 14A Filed August 3, 2009 File No. 000-30230

We refer to your letter of August 26, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed August 3, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We note that you have issued a number of shares of your securities in private placements in reliance on Regulation D. However, it does not appear that you made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any filings on Form D in connection with the offerings.

Due to an oversight in our offices the filings were not made.  We are presently completing the summarization worksheet on each and every one of these placements and expect to file the Form D within the week.

Proposal Nos. 3 and 4 - Amendment to Our Corporation’s Certificate of... , page 10

2.

We note your disclosure that potential uses of the additional authorized securities may include public or private offerings, conversions of convertible securities, issuances of options, and acquisition transactions. Also, we note your disclosure that you do not currently have any "agreements" for any transaction that would require the issuance of additional shares of common stock. Please revise your disclosure to more clearly articulate your intended financing plans, if any. If you have no current plans to issue

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com these securities, please disclose the purpose of amending your certificate of incorporation at this time.  In this regard, we note that you have made private placements of nearly 70 million common shares since February 2009.  Please tell us, with a view to disclosure, whether you plan to use any of the newly authorized securities for similar private placements in the future.

We added the following paragraph after the 4th paragraph in the section discussing Proposal Nos 3, 4, and 5:

Our corporation is at all times investigating additional sources of financing which our board of directors believes will be in our best interests and in the best interests of our shareholders.  We do not currently have any agreements, arrangements or understandings for any transaction that would require the issuance of additional shares of common stock.  However, to date, our only sources of capital have been through the sale and issuance of shares of our common stock in order to fund our operations.  Given that we are in the exploration stage, and anticipate being in such stage for the near term, we will not be in a position to generate funds from production on our properties in the near future.  As a result, we will continue to rely on financing activity to fund our operations, which in most cases we anticipate will involve the issuance of additional shares of common stock, or securities that would be convertible into shares of our common stock.   In addition, our shares of common stock may be used for property acquisition purposes, as we are continually investigating the acquisition of properties of merit for further mining exploration and development  Our common shares carry no pre-emptive rights to purchase additional shares.  In addition, the amendment provides our Board of Directors the ability to determine the rights of classes or series of shares within the capital stock of our corporation. The adoption of the amendments to our Certificate will not of itself cause any changes in our capital accounts.

We inserted the following paragraph as the second to last paragraph of the section discussing Proposal Nos 3, 4, and 5:

The increase in the authorized number of shares of our common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of our company without further action by the shareholders.  Shares of authorized and unissued common stock could be issued (within limits imposed by applicable law) in one or more transactions. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of our company.

In connection with this response, the company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com